Successful turnaround in 2005

Unaxis is back on course

- Consolidated net profit of CHF 18 million in 2005 (2004: CHF –372 million).
- Gross margin (EBIT) rises in second half to CHF 78 million.
- 29 percent increase in sales during second half; for full year, sales at CHF 1 605 million.
- High shareholders' equity ratio of 52 percent (CHF 1 039 million).
- Outstanding position in key future markets (solar energy, coating technology, hard disks and optical data storage media).
- Profit and Growth are goals for 2006 (15% net profit-margin, 15% growth in sales).

Key figures for the Unaxis Group

in CHF million	**January 1 - December 31 2005**	July 1 - December 31 2005 unaudited	January 1 - June 30 2005 unaudited	January 1 - December 31 2004
Orders received	1 455	741	714	1 778
Orders in hand	355	355	518	494
Sales	1 605	904	702	1 850
EBITDA	59	124	–64	-3
EBIT	–34	78	–112	–329
EBIT as % of sales	–2%	9%	–16%	–18%
Net income/(loss)	18	135	–117	–372
Cash flow from operating activities	84	110	–26	114
Investments in fixed and intangible assets	91	32	59	240
Shareholders' equity	1 039	1 039	1 179	1 215
Shareholders' equity as % of total assets	52%	52%	53%	50%
Net liquidity inclusive of marketable securities	670	670	529	669
Number of employees	6 434	6 434	6 707	6 844

Pfäffikon SZ, March 28, 2006 – Unaxis is back on a path of profitability and growth. Following the CHF –372 million loss recorded in 2004 and a negative first half of 2005, a successful turnaround was accomplished during the final six months of the year. All business units have returned to the black since the fourth quarter of 2005 and are now generating positive EBIT readings. "We stopped the loss-producing activities, introduced strict cost management, resolutely focused our existing products on customer needs, and reinforced our marketing efforts," noted Thomas P. Limberger, CEO of Unaxis. Simultaneously, the company positioned itself in important high-tech

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com



markets of the future such as solar energy, data storage media, new optical systems and aerospace technology.

As a result of the company's financial restructuring and reorientation, Unaxis was able to record a consolidated net profit for 2005 of CHF 18 million, which corresponds to earnings per share of CHF 1.35. Total revenues amounted to CHF 1 605 million, while EBIT improved significantly to stand at CHF –34 million (2004: CHF –329 million). "Building on that momentum, we now want to tie in to the good times of Unaxis," Limberger said. "In terms of innovation and profitability, we want to regain a globally leading position." For 2006, management is aiming to achieve revenue growth in excess of 15 percent and a net profit-margin that also lies above 15 percent.

Turnaround

A comparison of the two semesters of 2005 could hardly be more striking. Net profit amounted to CHF 135 million for the second half of the year, while a loss of CHF –117 had mounted up during the first six months. At the same time, sales increased by a significant 29 percent to CHF 904 million. Whereas the EBIT margin for the first half stood at –16 percent, it hit 9 percent in the final six months.

This trend reversal is the result of a broad palette of measures:
- Discontinuation of the displays business
- Successful implementation of the "Transformation Program" (restructuring efforts)
- Reinforcement and centralization of the Group-level Shared Services and Sourcing functions
- Customer-oriented redesign of products
- Strengthened marketing efforts

Above all the Coating Services and Vacuum Solutions business units were able to continue their growth trends in 2005. Sales as well as the volume of orders received were above prior-year levels. Solar/Display Technology realized its first project in the solar area and commenced operation of machines for the production of thin film solar modules. In combination with the processing of current orders and performance of service activities related to flat panel displays, this also led to an increase in revenues. However, orders received declined due to the back posting of orders that was necessitated by the exit from the flat panel display market. Space Technology held up well in an otherwise weaker market environment and managed to maintain its sales and newly booked orders at the previous year's levels. At Data Storage Solutions, Optics and Semiconductor Equipment, the overall business volume were again positive in the second half of 2005. During the first half, customers in the data storage device, optics and semiconductor

Unaxis Management AG Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

markets were confronted with overcapacity as well as enormous pricing pressures, and in response held back on their new investments.

In 2005, orders received amounted to CHF 1 455 million (2004: CHF 1 778 million). At year's end, orders in hand at Unaxis amounted to CHF 355 million (CHF 494 million). This decline is attributable to the cessation of flat panel display activities as well as market-related weakness in demand for data storage devices.

The year-on-year decrease in revenues from the strongly Asia-oriented Data Storage Solutions, Optics and Semiconductor Equipment units had an impact on the geographic distribution of revenue streams. Consequently, Europe and Asia – with a revenue contribution of 41 and 38 percent, respectively – generated roughly equal portions of consolidated Group sales. North and South America accounted for 21 percent of sales.

Solid financial underpinning

In 2005, Unaxis invested a total of CHF 91 million (2004: CHF 128 million) in fixed assets. As at December 2005, Unaxis held cash and cash equivalents inclusive of marketable securities totaling CHF 670 million versus the CHF 669 million recorded at the end of 2004.

Equity allocable to shareholders stood at CHF 1 039 million on December 31, 2005, which equates to a shareholders' equity ratio of 52 percent. Thanks to what remain a high level of liquidity and substantial equity, Unaxis has the necessary financial strength to propel its strategy forward.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Development of the business units in 2005

Coating Services

in CHF million	2005	2 HY 2005	1 HY 2005	2004
Orders received	392	201	191	367
Sales	392	201	191	367
EBIT	47	26	21	57
Number of employees	2 358			2 172

Coating Services increased its 2005 sales by 7 percent to CHF 392 million. All of its contract coating market segments – cutting tools, molding tools and components – benefited from strong demand. In particular, sales to the machine tool industry increased significantly. In the year under review, Coating Services opened eleven new coating centers and thereby expanded its global network to 72 sites. The equipment business managed to maintain the record levels of the previous year, thanks to a sharp increase in demand during the second half of 2005.

Coating Services registered a 2005 EBIT of CHF 47 million. The optimization of operating processes introduced at mid-year showed effect in the fourth quarter of 2005 and crystallized in the form of clearly higher profitability.

Vacuum Solutions

in CHF million	2005	2 HY 2005	1 HY 2005	2004
Orders received	390	198	191	365
Sales	383	198	185	379
EBIT	–5	–2	–3	6
Number of employees	1 479			1 513

On orders received of CHF 390 million and sales of CHF 383 million, Vacuum Solutions was able to increase its business volume in comparison with the previous year. Vacuum Solutions strengthened its position in the important Asia region. In addition to the partnership with a leading Asian provider, a subsidiary company was established in India and the production plant in China was expanded.

For all of 2005, Vacuum Solutions recorded a negative EBIT of CHF –5 million. During the year, the business unit initiated a comprehensive efficiency enhancement program. Measures such as the improvement of cost structures and optimization of the service network led to Vacuum Solutions returning to profitability in the fourth quarter.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Data Storage Solutions

in CHF million	2005	2HY 2005	1HY 2005	2004
Orders received	122	43	79	170
Sales	124	63	61	208
EBIT	–13	0	–14	10
Number of employees	360			442

In 2005, Data Storage Solutions booked a volume of new orders in the amount of CHF 122 million. Sales amounted to CHF 124 million. The demand for production systems for optical data storage media was below the prior-year level, mainly due to uncertainty about the upcoming format generation – High Definition DVD or Blu Ray. In the hard disk segment, however, a new investment cycle emerged.

Data Storage Solutions recorded a negative EBIT of CHF –13 million. With a view toward achieving enhanced operating efficiency, the business unit restructured its sales and service organization. Thanks to these efforts, Data Storage Solutions returned to profitability in the second half of the year.

Components and Special Systems

in CHF million	2005	2HY 2005	1HY 2005	2004
Orders received	209	98	111	309
Sales	217	120	97	328
EBIT	12	9	3	42
Number of employees	757			875

Orders received by Components and Special Systems segment in 2005 stood at CHF 209 million and sales at CHF 217 million. Operating earnings amounted to CHF 12 million.

Optics pursued measures for increasing its sales and lowering its operating and overhead costs in the second half of the year. As a result, Optics returned to generating a positive operating result.

Space Technology achieved its goals for the 2005 financial year. In an otherwise weakening market environment, the volume of orders received and sales eased only slightly. In the institutional aerospace market, the postponement of scientific missions exerted a negative impact. However, at the end of December 2005, Space Technology won the contract to assemble the structure for Europe's ATV space transporter. This unmanned transport module will ferry supplies to the ISS International Space Station.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Solar/Display Technology

in CHF million	2005	2HY 2005	1HY 2005	2004
Orders received	–37	–16	–21	129
Sales	111	54	57	105
EBIT	–44	6	–50	–296
Number of employees	314			529

After the termination of display technology operation, the expansion of the solar business is proceeding according to plan. The transfer of approximately 50 employees from Displays to Solar was successfully completed. In early December 2005, Unaxis Solar commenced operation of its first coating system for the mass production of solar modules.

Display Technology recorded for 2005 what in effect was a negative amount of orders received totaling CHF –37 million as the result of orders that had to be back-posted as a result of its exit from the flat panel display market. But the handling of current projects, rendering of related services, and initial orders in the solar area led to higher total sales of CHF 111 million, of which CHF 20 million were attributable to the Solar business unit.

Semiconductor Equipment

in CHF million	2005	2HJ 2005	1HJ 2005	2004
Orders received	379	216	163	437
Sales	378	267	110	462
EBIT	–32	44	–76	–173
Number of employees	1 099			1 238

Semiconductor Equipment (excluding Display Technology) in 2005 received orders in the amount of CHF 379. EBIT improved to CHF –32 million following the CHF –173 million recorded in the previous year. This is mainly due to the very successful second half of the year with an EBIT of CHF 44 million.

Wafer Processing recorded, after a very weak first half, a considerable increase in demand in the fourth quarter of 2005. Apart from the general recovery in the market, the reason for that upswing was mainly to be found in the success of newly launched products. As a result of the boost in revenues and strict cost controls, Wafer Processing managed to return to profitability in the fourth quarter of 2005.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Assembly & Packaging was a victim of general market developments in the first six months of 2005 and had to cope with a poor course of business. Starting in the third quarter, the new Wire Bonder WB 3100 met with very strong demand. Assembly & Packaging initiated a radical restructuring program in the first half of the year and, thanks to the combination of revenue growth, those restructuring efforts and an increased ability to supply product, the business unit accomplished a successful turnaround. It returned to generating positive results in the second half of 2005.

Outlook

From a Group-wide perspective, Unaxis is reckoning that 2006 will witness a significantly higher level of market volume. Impulses should come from the high rate of growth in the solar module market, as well as the anticipated recovery in demand for equipment used in producing data storage devices. Business volume in the industrially oriented markets of Coating Services and Vacuum Solutions should also increase significantly. The Optics and Space Technology business units of the Components and Special Systems segment foresee demanding but promising markets in 2006. In the semiconductor area, Unaxis is going on the assumption that the clearly more upbeat market environment will continue in the second half of 2005.

Against that backdrop, Unaxis expects that the current financial year will witness a sales increase that lies significantly above 15 percent. The measures aimed at boosting margins, combined with the strict control of overhead costs, will be pursued further with the goal of keeping the net profit-margin sustainably above the 15 percent level.

The complete 2005 annual report of Unaxis Group can be accessed at www.unaxis.com.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.

Note for media representatives and securities analysts:

Media conference: Tuesday, March 28, 2006, 10:00 a.m.
Analysts' conference: Tuesday, March 28, 2006, 2:00 p.m.
Place: SWX Swiss Exchange, Selnaustrasse 30, Zurich

For further information, please contact:
Unaxis Management AG
Carsten Barth
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.